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Minority-ownedWomen-owned
Sunbaked Goods

Cannabis Brand

Miami, FL 33127
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $45,000 invested.
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THE PITCH
Sunbaked Goods is seeking investment to launch its hemp & adult-use cannabis brand in new markets.
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Sunbaked Goods is truly cannabis with a woman's touch.

The Products: We offer a carefully curated catalog of consistently-dosed, delicious, and healthier cannabis edibles; with a variety of categories to fit the needs of any consumer, regardless of potential dietary restrictions. Our commitment to the highest quality standards translates into consumer safety and good practice. Sunbaked Goods uses state-certified, third-party laboratories to perform comprehensive analytical testing services that ensure the safety and purity of our cannabis products.

All laboratories contracted by Sunbaked Goods have been audited by independent third parties and federal agencies such as the FDA (no 483s), EPA, and USDA. 2022 was the launch of Sunbaked Goods hemp and adult-use edibles, featuring 8 flavors of vegan & gluten-free gummies. In 2023, Sunbaked Goods will see the launch of our Sunbaked Goods Granola, trail mix, and Agua Fresca lines.

The Market: According to a market research study published by Custom Market Insights, the demand analysis of the Global Cannabis Edibles Market size & share revenue was valued at approximately USD 20.47 Billion in 2021 and is expected to reach around USD 197.74 Billion by 2030, at a CAGR of 32.04% between 2021 and 2030. According to retail sales data from the six states Headset tracks, overall edibles sales grew by more than 20% from $1.15 billion in 2020 to $1.38 billion in 2021. With consistent exponential growth, legacy and emerging brands must have the ability to continuously pivot and meet demand. Sunbaked Goods is committed to becoming the low-calorie, health-conscious edible company that can deliver high-quality, consistent results without compromise.

"Medical marijuana patients who need higher doses of THC might want to avoid a full-calorie chocolate bar every day to get their medicine. As a result, some consumers are focusing more on health and wellness in their purchasing decisions,., seeking out low- and no-sugar options."

The Culture: A collection of trustworthy products to share and enjoy with people you love. Sunbaked Goods partners with local, state, and national organizations such as the Women's Cannabis Chamber of Commerce to educate and uplift our communities. Sunbaked Goods believes in good. Through replicating other industry CPG standards, we are able to reinvest back into our communities and the small-business that originally believed and invested in us.

The Future: Sunbaked Goods NY adult-use products will hit the shelves in Q2 2023, with NJ and CA following in Q3 & Q4. Following fundraising, Sunbaked Goods will introduce new sales & marketing positions that will allow us to form new partnerships and licensing agreements in 2024.

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THE TEAM
Brianna Bowes
Founder

Sunbaked Goods is a minority woman-owned business founded by Brianna Bowes in 2022. Ms. Bowes is a cannabis industry leader, having been the youngest founder & operator of a medical marijuana clinic chain in the state of Florida and currently serving as the Executive Director of the

Women's Cannabis Chamber of Commerce.

A trailblazer for young minority women, she is a regular speaker at industry events across the US. Ms. Bowes emphasizes the importance of educating consumers and modernizing the cannabis industry. She works closely with other well-known brands and organizations to facilitate the mainstreaming of cannabis products in the US.

Richard Yost
Advisor

Current CEO & Founder of Airo Brands. After providing organic, contaminant-free soil to a U.S. veteran turned home cannabis gardener, Mr. Yost realized the value of using natural compounds, such as cannabis, as medicine and the need to return to natural cultivation methods for all crops. As the youngest entrepreneur to be presented with a medical marijuana license in New York, he currently excels as the founder and the chief executive officer of Airo Brands Inc., which offers plant-based, non-cannabis-touching medicine in seven different states. Over the years, Mr. Yost has also served as an angel investor for various companies specializing in health and wellness, urban agriculture, soil science, cannabis science and delivery, consumer products, alternate energy, and energy efficiency.

April Rodriguez
Senior Advisor

April Rodriguez was born and raised in Miami, Florida. She grew up in a large Hispanic home with her parents and five siblings. While in college, this diligent student started her career as a paralegal at a real estate firm in 1999. There she was amazed at all the facets of real estate. She expanded her knowledge of the industry by becoming a mortgage broker in 2003 and later a realtor in 2006. In late 2008, her father was diagnosed with advanced prostate cancer. That devastating news sparked April's interest in cannabis and its medicinal benefits. In 2013, cancer took her father's life and that further motivated her to build awareness of the benefits of cannabis. In 2016, her determination proudly earned her a broker license. Throughout the years, April has established herself as an advocate, educator, and professional in the emerging and rapidly growing cannabis industry. For nearly a decade, her talent has successfully assisted multiple cannabis corporations plan and expand their businesses throughout the state of Florida. Today, her experience has extended her reach across the country. Due to her extensive knowledge in the cannabis industry, she created and is seated at the "Head of the Cannabis Division" of The Keyes Company. April's most recent appointment is "National Director of Strategic Partnerships of the Women's Cannabis Chamber of Commerce." Her latest endeavor is the development of "The Psychedelic Group," which brings awareness to psychedelics and its therapeutic benefits revolving around mental health. April's passions include quality time spent with her husband and three boys, traveling, and enjoying different ethnic and cultural cuisines.

Thunder Walker
Advisor

Thunder Walker is the CEO of Women Pushing Dirt and Proud Mary Cannabis LLC. WPD was the brainchild of her late father James Jones, who passed of cancer. As a wellness/lifestyle real estate developer, she builds properties that serve to provide better choices for where you live and work. Under Thunder's direction the team builds and renovated homes and commercial properties that provide neighborhoods with raised gardens and grows, air and water purifiers, energy efficient appliances, and built-in learning centers. Along with helping women and men enter into the cannabis industry. Thunder is most excited about her latest project, Proud Mary Cannabis LLC®. It is a luxury women and minority owned Dispensary and Consulting corporation in Oklahoma. Women Pushing Dirt, is a digital magazine and podcast that spotlights empowered women in the real estate and construction industry from all across the U.S. and Canada. She has mentored women who have run construction sites for large companies, to women that are pioneers in cannabis, to women who develop tiny homes. She is an advocate for the cannabis real estate industry. Travel with Thunder on the road to opportunity! Keep On Burning.

Will Breakell
Advisor

Current CEO & Founder of Blazy Susan & Blazy Builds. Will Breakell is a Multifaceted Entrepreneur with a knack for Cannabis. Currently involved with multiple projects spanning from Retail Products to Hemp Cultivation, and BioPlastics. Former Day-Trader and Investor, active in the Cannabis Industry since 2014. Passionate about elevating the industry and ending the Stigma of Cannabis through positive shared experiences.

Henry Calix
Advisro

Henry Calix is well-known as the founder and CEO of Weedsies. He has grown into an accomplished entrepreneur with a string of companies in his control, which include Weedsies, Calix Fashion, and Perspective Podcast with Henry Calix among other investment companies under development. His company, Weedsies, was a major force during the pandemic as it ensured that businesses in the cannabis industry continued to operate and serve their customers. Henry Calix has been named in the list of the Top 20 CEOs of 2020 by CEO Weekly and featured in Forbes Magazine's 100 Year Celebration 2021 Print Edition. His entrepreneur journey started with less than a dollar in his bank account. Today, he's revolutionizing the cannabis industry by incorporating all three sectors of the industry and making them all available on one online marketplace.

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PRESS

Women Leaders of the Cannabis Industry: "Why regulations aren't always evil" With Brianna Bowes of...

As a part of my series about strong women leaders in the cannabis industry, I had the pleasure of interviewing Brianna Bowes.

Cannabis Spotlight July 2022: Brianna Bowes - Women's Cannabis Chamber of Commerce - Florida Hospital News and Healthcare Report

What benefits do you see for patients throughout Florida within this space? Compared to other adult-use and medical states, I'm happy to see Florida provide comparatively strict yet clear guidelines [...]

Made for Those With High Expectations - Sunbaked Goods

Sunbaked Goods is a woman & minority-owned cannabis company. Its focus is on the large but underrepresented female market and the men who love them. Our goal is to bridge the gap between the inexperienced and legacy consumer.

Florida Medical Marijuana Patients Losing Jobs Would Be Banned Under New Bill - The Jitney

The most common issue I've found among Florida medical marijuana patients and potential patients alike is an overarching fear of their employer

Meet Brianna Bowes of Nexx Holdings in Boca Raton

Today we'd like to introduce you to Brianna Bowes.

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PRODUCT HIGHLIGHTS
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PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Inventory $25,000
Hiring $30,000
Advertising & Marketing $38,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$779,400	$2,539,763	$3,659,315	$3,842,278	$3,957,543
Cost of Goods Sold	$354,794	$1,188,080	$1,736,325	$1,736,325	$1,736,325
Gross Profit	$424,606	$1,351,683	$1,922,990	$2,105,953	$2,221,218

EXPENSES

Total Advertising & Marketing	$149,090	$315,000	$370,986	$370,986	$370,986
Automobile/Gas	$6,300	$8,400	$8,400	$8,400	$8,400
Bank Service Charges	$1,200	$1,200	$1,200	$1,200	$1,200
Business Licenses and Permits	$75	$75	$75	$75	$75
Insurance	$4,950	$3,700	$5,199	$5,328	$5,461
Dues and Subscriptions	$3,000	$6,000	$3,151	$3,229	$3,309
Meals and Entertainment	$17,560	$81,180	$145,980	$145,980	$145,980
Airfare & Travel	$18,000	$24,000	$24,000	$24,000	$24,000
Professional Fees	$8,000	$16,000	$16,000	$16,000	$16,000
Charitable Contributions	$4,246	$13,516	$19,229	$19,229	$19,229
Subcontractors / Employees	$174,743	$541,214	$578,874	$578,874	$578,874
Operating Profit	$37,442	$341,398	$749,896	$932,652	$1,047,704

This information is provided by Sunbaked Goods. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Sunbaked Presentation-124k ASK.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 15th, 2023

Summary of Terms

Legal Business Name Square Root Models

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $45,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 2%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sunbaked Goods's fundraising. However, Sunbaked Goods may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of Sunbaked Goods, we have had the following material changes and trends:

Decrease in costs relating to packaging and product.

Finalized agreements for adult-use products in New York & New Jersey.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sunbaked Goods to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sunbaked Goods operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sunbaked Goods competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sunbaked Goods's core business or the inability to compete successfully against the with other competitors could negatively affect Sunbaked Goods's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sunbaked Goods's management or vote on and/or influence any managerial decisions regarding Sunbaked Goods. Furthermore, if the founders or other key personnel of Sunbaked Goods were to leave Sunbaked Goods or become unable to work, Sunbaked Goods (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sunbaked Goods and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sunbaked Goods is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sunbaked Goods might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sunbaked Goods is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Sunbaked Goods

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sunbaked Goods's financial performance or ability to continue to operate. In the event Sunbaked Goods ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sunbaked Goods nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sunbaked Goods will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sunbaked Goods is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sunbaked Goods will carry some insurance, Sunbaked Goods may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sunbaked Goods could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sunbaked Goods's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sunbaked Goods's management will coincide: you both want Sunbaked Goods to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sunbaked Goods to act conservative to make sure they are best equipped to repay the Note obligations, while Sunbaked Goods might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sunbaked Goods needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sunbaked Goods or management), which is responsible for monitoring Sunbaked Goods's compliance with the law. Sunbaked Goods will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sunbaked Goods is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sunbaked Goods fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sunbaked Goods, and the revenue of Sunbaked Goods can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sunbaked Goods to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Sunbaked Goods. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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